Exhibit 99.1
ENTERING THE CLINIC WITH AX-0810 November 3, 2025 Establishing safety, PK, and the biomarker roadmap for proof of target engagement

Agenda

Agenda

Welcome & Agenda
Sarah Kiely

Strategic Overview
Daniel A. de Boer

AX-0810 Lead Pipeline Program in Liver
Cristina Lopez Lopez
Henkjan Verkade

Corporate Outlook
Dennis Hom

Q&A
Daniel A. de Boer
Cristina Lopez Lopez
Gerard Platenburg
Dennis Hom

Speakers



Sarah Kiely
VP Investor Relations & Corporate Affairs



Daniel A. de Boer
Founder & CEO



Cristina Lopez Lopez, MD, PhD
Chief Medical Officer



Dennis Hom
Chief Financial Officer



Gerard Platenburg
Chief Scientific Officer

Invited KOL Speaker



Prof. dr. H.J. Henkjan Verkade, MD, PhD

Professor of Pediatrics, Pediatric Gastroenterology and Hepatology, Beatrix Children's Hospital - University Medical Center Groningen

ProQR Therapeutics – Investor & Analyst Event 2

Forward-looking statements This presentation contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; our initial pipeline targets and the upcoming strategic priorities and milestones related thereto; the continued advancement of our lead development pipeline programs, including approved, ongoing and planned clinical trials; expectations regarding the planned Phase 1 clinical study of AX-0810 in NTCP for cholestatic diseases, including the planned trial design, implementation and initiation in the Netherlands, and our ability to recruit for and complete a Phase 1 clinical trial for AX-0810 in healthy volunteers; expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; the anticipated timing of initial Phase 1 clinical data for our lead program, AX-0810, in Q4 2025, and clinical updates across multiple programs in 2025; the continued development and advancement of our Axiomer platform; the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto; our patent estate, including our anticipated strength and our continued investment in it; and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this presentation. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law. ProQR Therapeutics – Investor & Analyst Event 3

Presenter: Daniel A. de Boer Strategic Overview ProQR Therapeutics – Investor & Analyst Event 4

Axiomer™ RNA editing journey

From invention to the clinic

2014
ProQR invents oligo mediated RNA Editing recruiting endogenous ADAR

2022
ProQR pivots to solely focus on ADAR editing

2025
ProQR starts a FIH Clinical Trial targeting NTCP

2014-2018+
ProQR secures broad key patent positions on ADAR-mediated RNA editing

2015-2021
ProQR optimizes the ADAR platform in stealth

2021
ProQR and Eli Lilly enter into first 5 target partnership worth $1.25B

2022
ProQR and Eli Lilly expand partnership to 10 targets worth ~$3.9B

2023
ProQR demonstrates >50% RNA editing in CNS and liver in NHP and announces pipeline

2024
- *ProQR first in the field to report a disease relevant biomarker effect using Axiomer in NHP.*
- *Initial indication of good safety profile.*
- *Initial clinical validation of ADAR editing.*



ADARs: Adenosine deaminases acting on RNA, EONs: Editing oligonucleotides

ProQR Therapeutics – Investor & Analyst Event 5

ProQR Therapeutics – Investor & Analyst Event 6 How Axiomer edits RNA Modify protein function Introduce protective variants MODULATE CORRECT PROTECT Correct disease-causing mutations NATURAL ADAR EDITING EDITING OLIGONUCLEOTIDE (EON)-directed EDITING ADAR A (Adenosine) I (Inosine) EON ADAR A (Adenosine) I (Inosine)

PIPELINE ProQR Therapeutics – Investor & Analyst Event 7 Advancing RNA editing through pipeline and partnerships Axiomer AX-0810 for cholestatic diseases AX-2402 for Rett syndrome AX-1412 for cardiovascular diseases AX-2911 for MASH PARTNERSHIPS

Axiomer advancing to value inflection ProQR Therapeutics – Investor & Analyst Event 8 € EON-GUIDED ADAR RNA EDITING, INVENTED BY PROQR Now translating Axiomer in clinic Foundational IP estate securing long-term leadership in the field DIFFERENTIATED PIPELINE FOR RANGE OF HIGH UNMET NEEDS AX-0810 CTA authorized ProQR leading neurological application of RNA editing; robust and durable efficiency across regions of CNS HIGH IMPACT STRATEGIC PARTNERSHIPS With Eli Lilly, Rett Syndrome Research Trust Accelerating development and creating meaningful value for patients OVER A DECADE OF RNA THERAPY LEADERSHIP With experienced team and further strengthened management to drive the future of ProQR RUNWAY INTO MID 2027 Funding the clinical readout of multiple programs € 119.8 million cash and cash equivalents as of end of Q2 2025

Axiomer entering first-in-human (FIH) trial with AX-0810 targeting NTCP in cholestatic disease; CTA authorized – Phase 1 trial beginning to establish safety, PK, and target engagement Leading RNA editing CNS capability and first neuro pipeline program, AX-2402 for Rett syndrome, advancing rapidly – positioning ProQR at the forefront of neurological RNA editing medicines Continued advancement of our platform, including earlier programs AX-1412 for CVD and AX-2911 for MASH, broadening the portfolio ProQR Therapeutics – Investor & Analyst Event 9 Pipeline horizons Near term, next, and beyond Near term AX-0810 IN THE CLINIC Next AX-2402 RAPIDLY ADVANCING Beyond BROADER EXPANSION

Targeting NTCP to address unmet medical need in cholestatic diseases at the root cause AX-0810 ProQR Therapeutics – Investor & Analyst Event 10 Cristina Lopez Lopez, MD, PhD, Chief Medical Officer Prof. dr. H.J. Henkjan Verkade, MD, PhD, Professor of Pediatrics, Pediatric Gastroenterology and Hepatology, Beatrix Children's Hospital - University Medical Center Groningen

Addressing unmet need in cholestatic diseases through NTCP modulation

Cholestatic diseases have high unmet medical need, especially **Primary Sclerosing Cholangitis** affecting adults (~80,000 patients) and Congenital **Biliary Atresia** affecting pediatrics early in life (~20,000 patients). Both conditions have no approved therapies and may require liver transplantation.[1,2]

Patients **accumulate bile acids** in liver leading to fibrosis and ultimately liver failure.

Learnings from human genetics and literature demonstrate that **modulation of the NTCP channel** responsible for majority of bile acids re-uptake in liver cells could lead to **hepato-protective effects**.


AX-0810
ProQR
AX-0810

NTCP, sodium taurocholate co-transporting polypeptide. References: [1]Trivedi PJ, et al. Clin Gastroenterol Hepatol. 2022 Aug;20(8):1687-1700.e4; [2]Schreiber RA, et al. J Clin Med. 2022 Feb 14;11(4):999

ProQR Therapeutics – Investor & Analyst Event 11

Cholestatic diseases are characterized by toxic accumulation of bile acids in the liver

NTCP, sodium taurocholate co-transporting polypeptide



DISEASE PROGRESSION
NTCP MODULATION
↑ Liver bile acids
Genetic predisposition environmental insults
Failed metabolic homeostasis
Cell stress and cell death
Inflammation
Cholestasis
Fibrosis
Reduce bile acids load in the liver
Protect hepatocytes by lowering bile acids levels
Reduces inflammation
Prevents bile leakage and infiltration, limiting liver cells damage and release of proinflammatory mediators
Slows fibrosis progression
Stops cholangiocytes senescence and proliferation, reducing fibro-inflammatory responses

References: Zeng J, Fan J, Zhou H. Cell Biosci. 2023 Apr 29;13(1):77; Trauner M, Fuchs CD. Gut 2022;71:194–209; Halilbasic E, Claudel T, Trauner M. J Hepatol. 2013 Jan;58(1):155-68.

ProQR Therapeutics – Investor & Analyst Event 12

AX-0810: first-in-class RNA editing therapy targeting NTCP for cholestatic diseases

LIVER WITH CHOLESTATIC DISEASE

High concentration of bile acids in hepatocytes




NTCP WT


A

AX-0810 STRATEGY FOR DISEASED LIVER

AX-0810 modifies the NTCP channel to limit bile acids uptake while preserving all other functions of the channel




NTCP Q68R


ADAR
I Inosine
EON

- AX-0810 makes an A-to-I edit that mimics a variant to enable lower bile acids concentration in hepatocytes
- AX-0810 is designed to be a disease-modifying treatment

Therapeutic goals

- Reduce inflammation and fibrosis from bile acids toxicity
- Alleviate symptoms in PSC and BA
- Prevent or delay cirrhosis, organ failure, and transplant

ADAR, Adenosine Deaminase Acting on RNA; BA, Biliary atresia; EON, Editing Oligonucleotide; NTCP, sodium taurocholate co-transporting polypeptide; PSC, Primary Sclerosing Cholangitis; WT, Wild Type.

ProQR Therapeutics – Investor & Analyst Event 13

AX-0810 grounded in human genetics with strong therapeutic rationale in cholestatic diseases

STRONG BIOLOGICAL RATIONALE	TARGET VALIDATED IN HUMAN GENETICS	TARGET ENGAGEMENT	FUNCTIONAL RELEVANCE	SELECTIVITY AND SPECIFICITY
With evidence demonstrating the importance of NTCP in the disease	*Derisking the AX-0810 program*	*Axiomer EON modulation is efficient*	*Modulating NTCP has the desired biological effect*	*No changes in NTCP expression or localization*

[1]Ho RH, et al. J Biol Chem. 2004 Feb 20;279(8):7213-22; [2]Vaz FM, et al. Hepatology. 2015 Jan;61(1):260-7; [3]Schneider AL, et al. Clin Res Hepatol Gastroenterol. 2022 Mar;46(3):101824; [4]Slijepcevic D, et al. Hepatology. 2018 Sep;68(3):1057-1069; [5]Salhab A, et al. Gut. 2022 Jul;71(7):1373-1385; [6]Wedemeyer H, et al. N Engl J Med. 2023 Jul 6;389(1):22-32; [7]Wedemeyer H, J Hepatol. 2024 Oct;81(4):621-629.; [8]Dietz-Fricke C, JHEP Rep. 2023 Mar 15;5(4):100686.

ProQR Therapeutics – Investor & Analyst Event

14

Addressing unmet need in cholestatic diseases through NTCP modulation

Cholestatic diseases have high unmet medical need, especially **Primary Sclerosing Cholangitis** affecting adults (~80,000 patients) and Congenital **Biliary Atresia** affecting pediatrics early in life (~20,000 patients). Both conditions have no approved therapies and may require liver transplantation.[1,2]

Patients **accumulate bile acids** in liver leading to fibrosis and ultimately liver failure.

Learnings from human genetics and literature demonstrate that **modulation of the NTCP channel** responsible for majority of bile acids re-uptake in liver cells could lead to **hepato-protective effects**.


AX-0810
ProQR
AX-0810

NTCP, sodium taurocholate co-transporting polypeptide. References: [1]Trivedi PJ, et al. Clin Gastroenterol Hepatol. 2022 Aug;20(8):1687-1700.e4; [2]Schreiber RA, et al. J Clin Med. 2022 Feb 14;11(4):999

ProQR Therapeutics – Investor & Analyst Event 15

ProQR Therapeutics – Investor & Analyst Event 16 Prof. dr. H.J. Henkjan Verkade, MD, PhD Professor of Pediatrics, Pediatric Gastroenterology and Hepatology, Beatrix Children's Hospital - University Medical Center Groningen • Medical education and PhD at Erasmus University Rotterdam and the University of Groningen, The Netherlands. • Postdoctoral research fellow at the University of Alberta, Canada, focusing on lipid and lipoprotein metabolism. • Since 2005, professor of pediatrics (gastroenterology and hepatology) at the University Medical Center Groningen (UMCG), where he also served as head of the Department of Pediatrics. • Author of more than 300 peer-reviewed scientific publications and several book chapters in the fields of pediatric hepatology, bile acid metabolism, and lipid research. Main research interests • Intestinal lipid absorption and hepatic lipid metabolism • Bile acid transport, metabolism, and signaling in health and pediatric liver disease • Mechanisms and treatment of pediatric cholestatic liver diseases • Development of biomarkers and novel therapies for rare inherited liver disorders

CTA approved for first-in-human (FIH) trial

Safety, tolerability, PK, and biomarker-based target engagement of AX-0810 in healthy volunteers

Multiple ascending dose (MAD) N=33 (24 on treatment, 9 on placebo)


Cohort 1 *(3mg/kg) (n=11)*
Dose A
12-weeks follow-up
Cohort 2 *(6mg/kg) (n=11)*
Dose B
12-weeks follow-up
Cohort 3 *(9mg/kg TBC) (n=11)*
Dose C
12-weeks follow-up

DMC safety reviews before proceeding to next dose and dose escalation is sequential during the dosing phase

Treatment

AX-0810 GalNAc conjugated editing oligonucleotide

Objectives

- Assess safety, tolerability, and PK of AX-0810
- Confirm target engagement as measured by biomarkers

Key endpoints

- Change in bile acids levels
- Bile acids profile
- TUDCA challenge
- Liver biomarkers

CTA approved and open

- Cohort 1 safety, tolerability, PK towards year end
- Target engagement data on all cohorts in H1 2026

CTA, Clinical Trial Application; DMC, Data Monitoring Committee; MAD, Multiple Ascending Dose; PK, Pharmacokinetics; TUDCA, Tauroursodeoxycholic acid; AX-0810 CTA has been approved in Europe.

ProQR Therapeutics – Investor & Analyst Event 33

Primary objective: to assess of safety, tolerability, and PK of AX-0810 Optimized dosing regimen in the FIH: • Concentrations relevant for chronic administration in cholestatic patients • MAD with weekly SC injection allows appropriate liver exposure • Assessment at doses expected to be pharmacologically active ProQR Therapeutics – Investor & Analyst Event 34 Assessing AX-0810 safety, tolerability, and PK Achieving timely and durable safe liver concentrations consistent with chronic administration FIH, First in Human; MAD, Multiple Ascending Dose; PK, Pharmacokinetics; SC, Subcutaneous

ProQR Therapeutics – Investor & Analyst Event 35 Clinically relevant biomarker strategy to inform future development From target engagement to pharmacodynamics biomarkers TARGET ENGAGEMENT DISEASE RELEVANCE MECHANISTIC PHARMACODYNAMIC Total bile acids (TBAs) levels Assess effect on bile acids transporter activity Bile acids profile Confirm NTCP specificity Conjugated bile acids clearance (TUDCA) Differentiate effect between doses to inform dosing regimen in disease population NTCP, sodium taurocholate co-transporting polypeptide; TUDCA, Tauroursodeoxycholic acid.

Control Axiomer 0 2 4 6 8 Con Axiomer trol Axiomer 0 2 4 6 8 Change from Baseline (Fold Change) 36 Assessing total bile acids (TBA) levels Demonstrating AX-0810 EON effect on liver bile uptake function ProQR Therapeutics – Investor & Analyst Event • NTCP transporter is responsible for >90% of total bile acid (TBA) reuptake from the bloodstream into the liver • NTCP modulation of bile acids reuptake function by AX-0810 is expected to result in an increase in plasma TBA • A 2-fold change is expected to be meaningful in the patient population * Axiomer Plasma total bile acids levels NTCP, sodium taurocholate co-transporting polypeptide; TBA, Total Bile Acid; UDCA, Tauroursodeoxycholic acid. Panel on the left: Mice, N=4, 20mg/kg EON, 6 doses, GalNac conjugation, SC, D25; panel on the right: NHP, N=1, 1-4mg/kg EON, 4 doses, LNP formulation IV, up to D39 * Expected direction of change in TBA levels

Confirming AX-0810 specificity for NTCP

By assessing changes in bile acids profile

- NTCP is the **main transporter of conjugated bile acids** from the portal vein into hepatocytes
- NTCP modulation of bile acids reuptake function by AX-0810 is expected to result in:
  - An **increase in conjugated bile acids in the plasma**
  - No-to-limited changes in unconjugated bile acids levels in plasma



Plasma total bile acids profile
Bile acids %
100
50
0
Baseline
Axiomer
Conjugated Bile Acids
Unconjugated Bile Acids
*

* *Expected direction of change in plasma conjugated bile acids*

NTCP, sodium taurocholate co-transporting polypeptide. Experiment conditions: Mice, N=4, 20mg/kg EON, 6 doses, GalNac conjugation, SC, D25

ProQR Therapeutics – Investor & Analyst Event 37

Safely and transiently mimic disease conditions with a TUDCA challenge ProQR Therapeutics – Investor & Analyst Event 38 Control EON treated 0.04 0.06 0.08 0.10 kel (min-1) TUDCA clearance from plasma with Axiomer * Axiomer * Expected direction of change in TUDCA clearance NTCP, sodium taurocholate co-transporting polypeptide; TUDCA, Tauroursodeoxycholic acid. Experiment conditions: NHP, exploratory study, n=5-7, 10mg/kg EON, 4 doses, SC, D51. • A mechanistic challenge with TUDCA is expected to: • Give indication on NTCP bile acids uptake activity and Axiomer specificity on NTCP transporter • Provide discriminatory effect between doses to inform future dosing regimen selection • An increase in TUDCA plasma levels is expected to further confirms AX-0810 efficiency and selectivity

ProQR Therapeutics – Investor & Analyst Event 39 Regular assessments scheduled to capture impact on biomarkers TUDCA challenge Elimination rate of orally administered TUDCA treatment vs placebo Bile acids measurement at baseline and few timepoints over the treatment and follow up period Measurement of total bile acid levels and conjugated bile acids levels Weekly dose X Follow-up TBA, Total Bile Acids; TUDCA, Tauroursodeoxycholic acid. = Dosing = Assessment

Biomarker selection driving strong target engagement and translational readouts ProQR Therapeutics – Investor & Analyst Event 40 Objectives Preclinical data Target engagement Disease related biomarker Mechanistic pharmacodynamic Bile acids levels ✓ ✓ ✓ Increase in plasma bile acids Bile acids profile ✓ ✓ ✓ Increase in conjugated > unconjugated ratio TUDCA challenge ✓ ✓ ✓ Increase in TUDCA plasma levels TUDCA, Tauroursodeoxycholic acid.

ProQR Therapeutics – Investor & Analyst Event Learnings from the FIH translating into the disease population Disease population Plasma TBA From ↑ in cholestasis to ↑↑↑ with AX-0810 Plasma conjugated bile acids from normal to ↑ with AX-0810 TUDCA challenge from ↓ clearance to ↓↓ with AX-0810 Disease endpoints ↓ Liver enzymes ↓ Cholestasis markers ↓ Fibrosis markers Healthy volunteers Plasma TBA from normal to ↑ with AX-0810 Plasma conjugated bile acids from normal to ↑ with AX-0810 TUDCA challenge from normal clearance to ↓ with AX-0810 41 FIH, First in Human; TBA, Total Bile Acids.

ProQR Therapeutics – Investor & Analyst Event 42 AX-0810 trial and next development steps Safety, tolerability, and PK data expected toward end of 2025 Safety, tolerability, PK, and target engagement data anticipated in H1 2026 Plan to include a patient cohort following completion of healthy volunteer cohorts Near term COHORT 1 Next ALL COHORTS Beyond FOLLOW-UP COHORT

Presenter: Dennis Hom Corporate Outlook ProQR Therapeutics – Investor & Analyst Event 43

Axiomer advancing to value inflection ProQR Therapeutics – Investor & Analyst Event 44 € EON-GUIDED ADAR RNA EDITING, INVENTED BY PROQR Now translating Axiomer in clinic Foundational IP estate securing long-term leadership in the field DIFFERENTIATED PIPELINE FOR RANGE OF HIGH UNMET NEEDS AX-0810 CTA authorized ProQR leading neurological application of RNA editing; robust and durable efficiency across regions of CNS HIGH IMPACT STRATEGIC PARTNERSHIPS With Eli Lilly, Rett Syndrome Research Trust Accelerating development and creating meaningful value for patients OVER A DECADE OF RNA THERAPY LEADERSHIP With experienced team and further strengthened management to drive the future of ProQR RUNWAY INTO MID 2027 Funding the clinical readout of multiple programs € 119.8 million cash and cash equivalents as of end of Q2 2025

Q&A

Q&A Daniel A. de Boer Founder and Chief Executive Officer Gerard Platenburg Chief Scientific Officer Cristina Lopez Lopez, MD, PhD Chief Medical Officer Dennis Hom Chief Financial Officer

IT’S IN OUR RNA